SONENDO, INC.

26061 Merit Circle, Suite 102

Laguna Hills, CA 92653

(949) 766-3636

November 14, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Sean Healy

Re:	Sonendo, Inc. (the “Registrant”) - Request for Acceleration

Registration Statement on Form S-3

File No. 333- 268174

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the Registrant hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333- 268174) (the “Registration Statement”), so that it may become effective at 4:00 p.m. Eastern Standard Time on Wednesday, November 16, 2022, or as soon thereafter as practicable.

The Registrant hereby authorizes each of Wendy Grasso and Danielle Carbone of Reed Smith LLP, attorneys for the Registrant, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Wendy Grasso at (212) 549-0216 or, in her absence, Danielle Carbone at (212) 549-0229.

SONENDO, INC.

By:	/s/ Bjarne Bergheim
Name:	Bjarne Bergheim
Title:	Chief Executive Officer